UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 31, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT III, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-2156701
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

RSE Carter Portfolio Controlled Subsidiary - Partial Payoff

On May 31, 2019, we directly acquired ownership of a “majority-owned subsidiary”, CMF RSE HOLDINGS, LLC (the “RSE Carter Portfolio Controlled Subsidiary”), in which we have the right to receive an economic return, for a purchase price of $39,999,000, which was the initial stated value of our equity interest in the RSE Carter Portfolio Controlled Subsidiary (the “RSE Carter Portfolio Controlled Subsidiary Investment”). $9,999,750 of the total committed capital was funded on the date of closing, and the RSE Carter Portfolio Controlled Subsidiary used the initial funding proceeds for the acquisition of six (6) stabilized garden-style residential properties, (together, the “RSE Carter Portfolio Savannah Property”). Further detail on the initial outlay of the RSE Carter Portfolio Controlled Subsidiary Investment can found here.

On July 18, 2019, the RSE Carter Portfolio Controlled Subsidiary executed an amendment to its LLC agreement modifying certain provisions and lowering our committed capital from $39,999,000 to $39,076,177. Concurrently, we made a second contribution to the RSE Carter Portfolio Controlled Subsidiary in the amount of $19,076,059, which the RSE Carter Portfolio Controlled Subsidiary used to acquire five (5) additional stabilized garden-style residential properties (the “RSE Carter Portfolio Additional Property” and together with the RSE Carter Portfolio Savannah Property, the “RSE Carter Portfolio Property”). Further detail on the second outlay of the RSE Carter Portfolio Controlled Subsidiary Investment can found here.

Through subsequent contributions for capital improvements, we have funded a total of approximately $33,577,000 to the RSE Carter Portfolio Controlled Subsidiary. The eleven (11) apartment properties comprising the RSE Carter Portfolio Property are detailed in the table below.

RSE Carter Portfolio Property
Asset Name	Address	Total Purchase Price	Number of Units
Alhambra	2200 E Victory Dr, Savannah, GA 31404	$15,200,000	150
Azure Cove	1326 US Highway 80 W, Garden City, GA 31408	$15,400,000	144
Carriage House	125 Tibet Ave, Savannah, GA 31406	$14,500,000	144
Kessler Point	901 Kessler Ct, Garden City, GA 31408	$12,000,000	120
Ridgewood	12008 Middleground Rd, Savannah, GA 31419	$14,300,000	144
The Arbors	4035 Kessler Ave, Garden City, GA 31408	$12,900,000	108
Riverstone	3990 Riverside Park Blvd, Macon, GA 31210	$26,460,708	220
Heritage at Riverstone	101 Heritage Drive, Canton, GA 30114	$32,199,859	240
Ten35 Alexander	1035 Alexander Drive, Augusta, GA 30909	$21,592,847	200
Falls at Spring Creek	1900 Wesleyan Drive, Macon, GA 31210	$23,267,239	296
Legacy at River Crossing	1800 Wesleyan Drive, Macon, GA 31210	$14,679,347	200
Totals		$202,500,000	1,966

As of June 30, 2021, the RSE Carter Portfolio Controlled Subsidiary had utilized 76% of the value-add budget which largely focused on improving the marketability of the assets via interior renovations and common area improvements. Unit upgrades included black appliances, microwaves over ranges, washer and dryers, drop-in sinks, tile backsplashes, undermount lights, laminate and solid surface countertops.

On August 31, 2021, the RSE Carter Portfolio Controlled Subsidiary partially paid off the RSE Carter Portfolio Controlled Subsidiary Investment in the amount of $28,000,000 through the sale of Ten35 Alexander (one of the eleven RSE Carter Portfolio Property) and cash on hand. This is the first of two expected sale tranches which will redeem the RSE Carter Portfolio Controlled Subsidiary Investment in full. We intend to file a final update if and when the second sale tranche is completed and we receive a final liquidating distribution.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT III, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: September 7, 2021